May 14, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Mr. Jeffrey P. Riedler Ms. Karen Ubell

Re:	Sunesis Pharmaceuticals, Inc. (the “Company”) Registration Statement on Form S-3 Filed on April 29, 2010 File No. 333-166366

Ladies and Gentlemen:

We are responding to a comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), by letter dated May 11, 2010 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). We have incorporated the text of the Staff’s comment from the Comment Letter into this letter (in italics) for your convenience.

1.	We note that you do not appear eligible to conduct a primary offering under General Instruction I.B.1. to Form S-3. If you are eligible to conduct a primary offering on Form S-3 under General Instruction I.B.6., please provide the information required pursuant to Instruction 7 to that general instruction. Alternatively, please withdraw your registration statement and file it on a form which you are eligible to conduct a primary offering.

We advise the Staff that, as of May 11, 2010, the Company met the requirements to conduct a primary offering under General Instruction I.B.1. to Form S-3 since the aggregate market value of the outstanding common stock of the Company held by its non-affiliates, as determined under applicable rules and published Staff interpretations, was $75 million or more as of such date. As of May 11, 2010, the aggregate market value of the Company’s outstanding common stock held by non-affiliates was approximately $75,515,891, based on 65,980,992 shares of common stock outstanding as of such date, of which approximately 65,665,992 shares were held by non-affiliates, and based on a price of $1.15 per share, which was the last reported sale price of the Company’s common stock on The NASDAQ Capital Market on April 27, 2010.

U.S. Securities and Exchange Commission

May 14, 2010

As a result, the Company intends to seek effectiveness of the Registration Statement in reliance on eligibility under General Instruction I.B.1. of Form S-3 and believes that it will be eligible to conduct primary offerings without regard to the limitations of Instruction I.B.6. until the Company is required to recompute its public float at the time that an amendment to the Registration Statement is filed for the purpose of updating the Registration Statement in accordance with Section 10(a)(3) of the Securities Act, which the Company expects to occur at the time that its annual report on Form 10-K for the year ending December 31, 2010 is filed. The Company acknowledges the Staff’s comment and will ensure compliance with the requirements of General Instruction I.B.6. of Form S-3, including Instruction 7 thereof, in the event the Company becomes ineligible to rely on General Instruction I.B.1. of Form S-3 in the future.

As directed in the Comment Letter, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please do not hesitate to contact the undersigned at (650) 266-3500 or Suzanne Hooper at (650) 843-5180 of Cooley LLP, the Company’s legal counsel, if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ DANIEL N. SWISHER, JR.
Daniel N. Swisher, Jr.
Chief Executive Officer and President

cc:	Eric H. Bjerkholt, Sunesis Pharmaceuticals, Inc. Suzanne S. Hooper, Esq., Cooley LLP